

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2009

<u>Via U.S. Mail and Facsimile</u>

William G. Forhan
Principal Executive Officer
Casino Players, Inc.
2400 E. Commercial Blvd. # 618
Ft. Lauderdale, FL 33308

Dear Mr. Forhan:

Your most recent filing on Form S-1 includes financial statements audited by Lawrence Scharfman CPA PA ("Scharfman"). On August 11, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Scharfman because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-11_Scharfman.pdf

As Scharfman is no longer registered with the PCAOB, you may not include its audit reports or consents in your future filings with the Commission. If Scharfman audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor Scharfman. While this situation is not specifically described in the Item 304 disclosure requirements, we believe it is material information that should be disclosed.

Please advise us as to how you intend to address this matter by no later than August 28, 2009.

If you have any questions, you may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347. If you have any further questions, I can be reached at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant

cc: Via Facsimile (732) 530-9008
  Virginia K. Sourlis, Esq.
  The Sourlis Law Firm